SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Senior Managing Associate roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

Victor H. Boyajian
Robert W. Cockren
Co-Resident Managing Partners

November 17, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: John Reynolds

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-33094

Dear Mr. Reynolds:

By letter dated November 2, 2010 (the “Comment Letter”), the staff of the Securities and Exchange Commission provided additional comments on the annual report on Form 10-K for the fiscal year ended December 31, 2009 and the 2010 proxy statement on Schedule 14A of American CareSource Holdings, Inc. (the “Company”).  As discussed today with Mr. Damon Colbert, this letter serves to inform you that the Company will respond to the comments contained in the Comment Letter no later than November 23, 2010, as the personnel necessary to provide input on certain of the items addressed in the Comment Letter will not be able to provide such input prior to such time.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned or Jeffrey A. Baumel at (973) 912-7100.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase
Senior Managing Associate